Exhibit 99.5

Western Wind Energy Corp.

Management Discussion and Analysis

For the Eleven Months Ended December 31, 2007

April 14, 2008

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the audited financial statements of Western Wind Energy Corp. (“Western Wind” or the “Company”) for the eleven months ended December 31, 2007.  All amounts are expressed in Canadian dollars unless otherwise stated.

This report, including the MD&A, contains forward-looking statements, including statements regarding the business and anticipated future financial performance of the Company, which involve risks and uncertainties. These risks and uncertainties may cause the Company’s actual results to differ materially from those contemplated by the forward-looking statements. Factors that might cause or contribute to such differences include, among others, market price, continued availability of capital and financing and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.  Investors are also directed to consider other risks and uncertainties discussed in the Company’s required financial statements and filings.

Overall Performance

Corporate Summary

The Company owns two wind energy electrical generation facilities and is developing wind energy projects in California and Arizona. The Windridge generating facility in Tehachapi, California has a 4 MW rated capacity and the Mesa Wind Power generating facility near Palm Springs, California has a 30 MW rated capacity. In California and Arizona, the Company has purchased or leased land to build wind farms and is continuing to carry out meteorological, environmental, geotechnical, permitting and zoning work to further the development of these properties into wind farms.

The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Bakersfield, California. It is listed on the TSX Venture Exchange under the symbol “WND”, and the OTC Bulletin Board trading on the Pink Sheets market under the symbol “WNDEF”.

The Company has assembled a management team that is experienced in various aspects of the wind energy business, including but not limited to site evaluation, energy analysis, site acquisition, transmission, permitting and zoning, turbine selection, construction, environmental, operations and sales and marketing.

The Company operates through two wholly-owned subsidiaries that are responsible for the management of wind farms and the development of new energy projects. Aero Energy LLC (“Aero”) is responsible for the development of the Windstar 120 MW Project and Windridge 9 MW Redevelopment Project as well as the operation of the existing 4 MW Windridge wind farm. Verde Resources Corporation (“Verde”) is responsible for the development of Arizona and California wind projects (excluding the Windstar 120 MW and Windridge 9 MW Redevelopment Projects) and the Mesa Wind 50 MW Redevelopment Project, as well as the operation of the existing 30 MW Mesa Wind Farm. Verde owns the Mesa Wind Farm through its wholly-owned subsidiary Mesa Wind Power Corporation (“Mesa Wind”).

The Company has incorporated Western Solargenics Inc. (“Solargenics”) to pursue the development of solar energy and is looking at projects in California and Ontario.

The Company employs six full time consultants and three part-time consultants to develop new wind farms and manage the Company. The Mesa Wind Farm and the Windridge Wind Farm are managed by an unrelated company, Airstreams Maintenance Corp., who operate and maintain the wind farms.

Operations

California – Windstar 120 MW

The Company owns 1,389 acres of land in the Tehachapi Pass Wind Park. Parcels in excess of 40 acres are zoned for wind farm development and the smaller properties are being rezoned. Five meteorological towers have been erected to provide data for wind assessment reports to forecast electricity production and to site the wind turbines to optimize electricity production.

The Tehachapi Pass Wind Park is one of the largest wind parks in the world with over 5,000 wind turbines owned and operated by a variety of different entities. Tehachapi Pass generates over 705 megawatts of name plated capacity and produces over 1.4 billion kilowatt hours of electricity per year.

The Company is continuing to purchase property in Tehachapi since it is one of the most favorable regions to develop wind energy. California’s electricity rates are among the highest in the United States and the State of California has mandated electrical utilities to supply 20% of their total retail electrical sales from renewable resources by 2010.  The renewable portfolio standard will require 8,000 MW of new wind generation of which approximately 4,000 MW is expected to be developed in Tehachapi.

In Tehachapi, the mean-average annual wind speeds and frequency distributions are well documented due to the long history of wind energy in the area.  Capacity factors in Tehachapi are in excess of 40% using modern wind turbines.

On March 8, 2005, the Company negotiated a power purchase agreement with Southern California Edison to supply the output from a 120 MW facility no later than December 31, 2009. The contract is subject to the Company acquiring turbines at prices less than $850 per kW and may be amended if turbine prices exceed that amount.  In 2006 the Company issued a US$1 million letter of credit to Southern California Edison to secure our performance pursuant to the Power Purchase Agreement.

On February 16, 2006, the Company made an application to the Federal Energy Regulatory Commission (“FERC”) to require Sagebrush Partnership to provide transmission access to the Company for 50 MW to 120 MW of firm capacity.  The Federal Power Act requires that transmission qualifying facilities provide access to public utilities and small independent power generators at costs that the qualifying facilities charge themselves for transmission.  On April 28, 2006, FERC granted an order requiring Sagebrush Partnership to enter into an interconnection agreement with the Company subject to the negotiation of commercial terms. The Company received a final order on March 15, 2007 from the FERC confirming that the system impact study concludes that there is sufficient firm transmission capacity to satisfy our requirements and requiring Sagebrush Partnership to provide us access to the transmission line after a 33 MW allocation to one of the Sagebrush Partners.  The order requires that the wind farm have Qualifying Facility status pursuant to Public Utilities Regulatory Policies Act of 1978 and that the parties submit the interconnection and transmission agreement within 30 days of the order. On August 28, 2007, the FERC confirmed its March 15, 2007 final order and the allowable period for an appeal has now expired.

The Company expenses the property carrying costs such as property taxes, liability insurance costs and mortgage interest and capitalizes the wind farm development costs which include costs related to zoning and permitting, geotechnical, engineering and interconnection studies and legal fees related to transmission, power purchase and regulatory matters. The Company has capitalized $427,597 in construction-in-progress at December 31, 2007.

The completion of the project is dependent upon the Company’s ability to obtain the necessary permitting and zoning, to complete satisfactory wind, environmental and geotechnical assessments, to purchase and arrange delivery of wind turbines to meet completion deadlines, to renegotiate the electricity price in the power purchase contract with Southern California Edison, to obtain development and construction approvals and to raise sufficient debt and/or  equity capital to finance the construction of the project.

California – Windridge

On February 17, 2006, the Company completed the purchase of the Windridge assets that consisted of 192 acres of land in Tehachapi, 43 Windmatic turbines, a substation, and collection system and an assignment of a Power Purchase Agreement with Southern California Edison expiring on December 7, 2014 to deliver the output from 4

MW of capacity.  The purchase price for the land, generating facilities and power purchase agreement was $952,133 (US$825,000) plus a further $98,097 (US$84,999) in environmental, surveying and legal fees incurred in connection with the purchase.

The allocation of the purchase price is as follows:

Land	$568,509
Generating facilities	447,098
Power purchase agreement	34,623
$1,050,230

The facility is operating below its rated capacity but management believes that the Windridge property can be redeveloped into a 9 MW generating facility. Southern California Edison has advised the Company to redevelop the existing transmission capacity of 4 MW and to add a further 5 MW of generation on the Sagebrush line.

Mesa Wind Farm

On July 25, 2006, the Company acquired PAMC Management Corporation (“PAMC”) for $15,294,760 (US$13,400,000) and changed its name to Mesa Wind. In addition, the Company incurred $240,899 (US$211,056) in costs related to the transaction.  The purchase of Mesa Wind was financed by a $15,771,800 (US$13,400,000) loan from Pacific Hydro but the stronger Canadian dollar has reduced the carrying value of the loan to $13,283,420 as at December 31, 2007.

Mesa Wind’s primary asset is the Mesa Wind Farm located in the San Gorgonio Pass near Palm Springs, California. The assets include a right-of-way with the Bureau of Land Management, a power purchase agreement with the Southern California Edison Company, 500 wind turbines at capacity, a collection system, a substation, roads and a maintenance building.  Since the Company acquired shares and the cost base for tax purposes is less than the fair value of the purchased assets, the Company recorded a future income tax liability of $5,913,510 (US$5,180,927). At the acquisition date, the Company assumed an asset retirement obligation of $924,858 (US$810,284).

The Company allocated the purchase price at the date of acquisition as follows:

Generating facilities	$17,700,299
Land right of way	420,980
Goodwill	4,217,470
Power purchase agreement	34,242

22,372,991
Less
Future income tax liability	(5,913,510)
Asset retirement obligation	(924,858)
15,534,623
Cash	1,036
$15,535,659

The wind farm is situated on 440 acres of land in the San Gorgonio Pass, 16 miles from Palm Springs, California. The Company has a right-of-way from the Bureau of Land Management for the exclusive use of the land for wind energy development. The right-of-way expires on January 26, 2013 and grants the leaseholder the right to enter into a new 30 year right-of-way if the agreement is not in default.

The Power Purchase and Interconnection Agreement expires on June 22, 2010. It provides for the sale of electricity on an “as available” basis at Southern California Edison’s short-run avoided cost.  The electricity production over the last nine years has been in the area of 60 million kWh’s per year.

The wind farm was constructed in 1984 and included 500 Vestas V15 turbines but by the date of acquisition only 365 turbines were operational due to poor maintenance practices just prior to the sale to the Company. The Company invested approximately US$500,000 in one time remediation costs to bring the number of operating turbines up to a high of 426 in March 2007 and expect to get the number of operating turbines up to 430 and possibly higher in 2008. Since the remediation costs were expensed as incurred the future maintenance and operating costs are expected to be lower. All operations and maintenance is subcontracted out to Airstreams Maintenance Corporation (“AMC”), an independent company that has extensive experience in operating and maintaining wind farms and overhauling wind turbines.

The loan is the subject of a lawsuit settlement agreement with Pacific Hydro which is described under Legal Proceedings.

The Company has completed the plan of development, environmental and archeological assessments that are required for a new right-of-way and has been short listed for the sale of electricity to Southern California Edison.    A leading consultant has been engaged for a wind assessment study to determine the siting of the wind turbines for its 50 MW Redevelopment Project. As at December 31, 2007 the Company has capitalized $85,657 in construction-in-progress costs related to these activities and has provided a US$90,000 letter of credit to secure its performance pursuant to the 2007 Request for Proposals with Southern California Edison.

Steel Park 15 MW Project

On April 28, 2006, the Company entered into a joint venture agreement with Pacific Hydro to develop the Steel Park 15 MW facility through Steel Park, LLC, a limited liability company owned 51% by Pacific Hydro and 49% by Western Wind. During September 2006, the Company was notified that Pacific Hydro did not wish to continue with the development of the project so the costs incurred to that date totaling $5,013,861 were written-off during the year ended January 31, 2007.

The Company entered into a Turbine Supply Agreement with Mitsubishi Power Systems Inc. (“Mitsubishi”) for the purchase of 15 – 1MW turbines.  The contract required reservation payments of US$3.3 million that were made by the Company from the date that the term sheet was agreed upon to April 28, 2006.  At April 28, 2006, the Turbine Supply Agreements and other collateral agreements with Mitsubishi were assigned to Steel Park, LLC.  At that date, Steel Park, LLC issued the Notice to Proceed to Mitsubishi and a letter of credit was provided by Pacific Hydro to secure the balance of the purchase price. The turbines were delivered in October 2006. Pacific Hydro secured its letter of credit by a first charge on the wind turbines and on Western Wind’s capital account in Steel Park, LLC. The Company transferred its interest in Steel Park, LLC to Pacific Hydro on November 28, 2007 pursuant to the Settlement Agreement and will be credited up to US$3 million for its interest in Steel Park, LLC upon the repayment of the Mesa Acquisition Loan.  Subsequent to December 31, 2007, the settlement agreement was amended whereby the repayment date was extended from April 28, 2008 to June 24, 2008.

On December 6, 2006, the Company completed the purchase of 1,128 acres of land near Kingman, Arizona for US$1,641,130.

Arizona – Steel Park Expansion

The Company entered into a right-of-way for the use of 19,054 acres of land, adjacent to the Steel Park property, with the Bureau of Land Management, with a view of constructing a wind farm with up to 250 MW of generating capacity.  The Company intends to complete a preliminary environmental assessment, so that meteorological towers can be installed on the property, and other due diligence activities to finalize development plans.  The right-of-way is for three years and the fee is $19,054 per year. At the end of the term, the Company has the right to enter into a new right-of-way for an additional 30 years.

California – New Projects

The Company entered into an agreement with and independent consultant to acquire proprietary wind data for sites within California that may be developed into wind farms.  These projects are at an early stage of development and the Company is carrying out preliminary due diligence to determine the feasibility of these sites for wind energy development, or in the case of acquired projects, is conducting environmental studies.

Other Real Estate

The Company owns an additional 800 acres by way of clear title in Arizona that the Company may sell or develop for commercial real estate or energy purposes.  It is recorded at a cost of $341,723.

Grand Manan 20 MW Project

The Company operated in New Brunswick through Eastern Wind. The development of the wind farm in New Brunswick commenced in the 2003 fiscal year when Eastern Wind entered into a lease for 4,500 acres on Grand Manan Island on the coast of New Brunswick. The permitting and zoning of the property, environmental, geotechnical and wind studies were completed and only turbine selection and equity financing was required to commence construction of the wind farm.

The Company entered into a power purchase agreement with New Brunswick Power that required the 20 MW facility to be completed by December 31, 2006. In October 2006, New Brunswick Power terminated the power purchase agreement for breach of contract.

As a result the Company incurred costs and wrote off its investment in construction-in-progress costs and property and equipment totaling $1,149,339 for the year ended January 31, 2007 as a loss from discontinued operations but recovered $224,212 during the eleven months ended December 31, 2007 by selling certain assets to UPC Wind Canada Inc. for gross proceeds of $250,040.

Legal Proceedings

Settlement Agreement with Pacific Hydro

On September 28, 2007, the Company entered a settlement agreement with Pacific Hydro that provided for settlement of various lawsuits and the termination of the business relationship between the parties. The settlement agreement consists of two phases both of which have been completed.

Phase I closing provides for the following:

(a)

The transfer of all assets of Steel Park, LLC except for the wind turbines and certain electrical equipment to Verde;

(b)

The transfer of the Company’s interest in Steel Park, LLC to Pacific Hydro and resignations of managers nominated by Verde;

(c)

Mutual indemnities against claims, actions, losses, liabilities and expenses;

(d)

Pacific Hydro to use its best efforts to either sell the turbines to a third party or use the turbines for its own use;

(e)

The payment to the Company on the repayment date of an amount equal to the Company’s share of the investment in the turbines times the proceeds from sale less accrued interest on the Mesa acquisition loan; and

(f)

The temporary discontinuance of litigation between the parties until the repayment date.

Phase II closing requires that the common shares of Mesa Wind and the resignations of Mesa Wind’s officers and directors be placed in escrow (“Mesa Deposit”) until the earlier of the repayment of the Mesa Wind acquisition loan and the repayment date. If the Mesa acquisition loan is repaid, the common shares of Mesa Wind will be returned to the Company and if the Mesa acquisition loan is not repaid, the common shares will be transferred to Pacific Hydro as full satisfaction of the Mesa acquisition loan.

On March 18, 2008 Pacific Hydro agreed to provide an extension of the repayment of the Mesa acquisition loan to June 24, 2008 in exchange for a $100,000 extension fee which was paid on March 21, 2008.

If the Mesa Wind acquisition loan is not repaid and the common shares of Mesa Wind are not released to Pacific Hydro from escrow, the Company is required to pay Pacific Hydro’s legal fees up to US$350,000 to enforce the terms of the settlement agreement.

The escrow has been established and all actions between the parties have been discontinued.

On April 2, 2008, Pacific Hydro sold on the TSX Venture Exchange all of their 6,000,000 common shares to various arm’s length parties and are no longer shareholders in the company.

Phase II closing provided for the following:

(a)

A reduction of interest charged by Pacific Hydro to LIBOR plus 2.25% from January 1, 2007 to the date that the Mesa Wind acquisition loan is repaid;

(b)

The reduction of the Mesa Wind acquisition loan by US$3,000,000 less the decrease in the interest charged by Pacific Hydro as described above if the turbines are not sold or used by Pacific Hydro prior to the repayment date;

(c)

The termination of the alliance agreement; and

(d)

The termination of all litigation between the parties.

Under the initial settlement agreement, if the Mesa Wind acquisition loan was not repaid by the repayment date, Pacific Hydro would have had the right to continue the litigation with respect to the alliance agreement and the alleged redemption rights as described below under Commitments and Contingent Liabilities. Subsequent to December 31, 2007, the repayment date was extended to June 24, 2008.

Other Legal Proceedings

Paul Woodhouse and Darlene Gillis, former directors and officers of Eastern Wind Power, sued the Company for failure to issue certain bonus shares and incentive stock options. The Company sued Paul Woodhouse and Darlene Gillis for breach of fiduciary duties and negligence with respect to their duties as officers and directors of Eastern Wind. Paul Woodhouse and Darlene Gillis sued the Company and its chief executive officer for comments that they allege were made by the Company’s chief executive officer on an Internet chat room. The Company entered into a settlement agreement with Paul Woodhouse and Darlene Gillis whereby the Company paid them $100,000 and provided for the termination of all litigation between the parties. The Company provided for the settlement in the consolidated financial statements for the Eleven months ended December 31, 2007.

Development Strategy

General

The Company acquires and develops sites or existing wind farms based on the following criteria:

(a)

Availability and access to transmission

(b)

Superior wind resources to justify a commercial wind energy facility

(c)

Permitting and zoning policies that allow wind farm development

(d)

Satisfactory environmental and archeological studies

(e)

Satisfactory terrain and geographic features that do not impede development

(f)

Regional support of renewable energy

(g)

Local political support for wind power development

(h)

Adequate incentives at the federal and state levels

(i)

High electricity prices

(j)

Growing demand for electricity

Development activities are carried out by the Company’s internal consultants as well as third party consultants who are experienced in assessing wind resources and completing the necessary development programs to build a wind farm.

The Company has decided to focus its efforts on developing its properties in California and Arizona since these States have renewable energy portfolio standards and relatively high energy prices.

Revenue Strategies

Revenue sources for wind farms situated in the US come from the sale of electricity and, sale of green credits.  Electricity prices vary due to the demand for electricity, competing electricity sources and the support for renewable energy.  Green credits are a developing market that is expected to evolve into a significant source of revenue.  The Company will continue to focus on markets that will provide the highest potential returns.

Financing Strategies

The Company plans to raise capital through institutional sources experienced in power project financing to finance the construction and operation of wind energy facilities.  These financial sources are familiar with the operation of electrical generating facilities and their potential operating and construction risks.  The amount of project debt that is available depends upon the projected cash flow, the existence of a long term power purchase contract with credit-worthy utilities, the wind assessment report, the identity of the turbine supplier and the general contractor and the interest rates existing when funds are drawn down.

In the US, power project financings generally use a limited liability corporation to secure tax equity financing and to monetize any tax benefits that cannot be used by the Company or its subsidiaries.  The value of the tax losses resulting from accelerated depreciation and the value of Federal Production Tax Credits of approximately US$0.02 per kWh can represent  a significant portion of the value of a wind farm project.

The Company’s primary financial strategy is to avoid dilution by selling an interest in certain projects to raise the equity required to finance project development with a view towards using a structure as outlined above that would provide a reasonable return on project equity on completion of the project construction and the highest leverage from project debt and tax equity investors.

Project and Contractual Obligations

The Company is affected by local, county, state or provincial and federal legislation concerning environmental, zoning, permitting and operating laws and regulations in the jurisdiction that the Company operates.  The Company believes that it is in material compliance with all laws and regulations that it or its subsidiaries are subject to.

Windstar 120 MW Project

The Company’s contract with Southern California Edison requires that the facility be completed by December 31, 2009. The agreement can be cancelled if turbine prices increase above specified levels. The Company has posted a $1 million letter of credit that can be drawn on by Southern California Edison if the facility is not completed by December 31, 2009. The Company, however, has an option to extend the terms of the letter of credit without incurring any liability.  The letter of credit is subject to the same cancellation privileges as contained in the power purchase agreement.  The Company will be negotiating amendments to the power purchase agreement to reflect the higher cost of wind turbines and existing wholesale electricity rates.  The Company is not currently aware of any other risks associated with the contract with Southern California Edison.

The Company entered into mortgages to finance the purchase of land in Tehachapi, California and the balance at December 31, 2007 was $373,751. The mortgages are repayable in blended monthly payments with interest at rates from 6.5% to 8% and with terms of three to seven years.  The mortgages are secured by first charges on the land.

The Company is required to pay property taxes on its real estate holdings. For the eleven months ended December 31, 2007 property taxes were $44,465. The Company also maintains liability insurance on its properties and the amount allocated to the Windstar 120 MW Project was $25,513.

Windridge 9 MW Redevelopment Project

The Company entered into an agreement on February 18, 2006 to purchase land, wind turbines, electrical infrastructure and an assignment of a power purchase agreement expiring on December 7, 2014 for US$825,000. The purchase was financed by a mortgage of $272,608 (US$275,000) with interest payable annually at the rate of 8% and principal due on February 17, 2008 and then extended to May 10, 2008. The loan and accrued interest are convertible into common shares, at the option of the holder, at a price of US$1.40 per share and accrued interest is convertible at the closing price of the common shares at the date that the note is converted. The note is redeemable by the Company upon 30 days notice and is secured by a first charge on the land.

Mesa Wind Power

Mesa Wind has a Standard Offer Power Purchase and Interconnection Agreement with Southern California Edison expiring on June 22, 2010 to sell electricity on an “as available” basis at Southern California Edison’s short run avoided cost.

The Company is obligated to repay Pacific Hydro $13,283,420 (US$13,400,000) plus interest at LIBOR plus 6% in connection with the purchase of Mesa Wind.  The loan is secured by the shares of Mesa Wind and a charge on all Mesa Wind’s assets. At December 31, 2007, accrued interest on this loan amounted to $2,213,308. Mesa Wind has the exclusive right until January 26, 2013 to use 440 acres of land owned by the Bureau of Land Management near Palm Springs for a wind energy development facility.  The right-of-way provides for lease payments of US$78,478 per year and the right to enter a new right-of-way if the existing right-of-way is in good standing.  Property taxes are approximately $110,000 per year and liability insurance costs are approximately $24,000 per year.

The Company has entered into an operations & maintenance agreement with AMC that requires the Company to reimburse them for all costs incurred in the maintenance of the Mesa Wind farm plus a management fee of US$200,000 per annum. The agreement is renewable annually with 30 days notice from its December 15 renewal date.  The Company has entered into an agreement to purchase four vehicles used by employees of AMC in the operation of the Mesa Wind Farm. At December 31, 2007, the balance outstanding amounted to $46,712.

Pacific Hydro commenced a legal action in December, 2006 demanding the immediate transfer of the common shares of Mesa Wind to repay the US$13.4 million acquisition loan. In September 2007, Pacific Hydro and the Company entered into a Settlement Agreement which amended the terms of the loan and the date of repayment. If the Company is unable to repay the loan, it will lose its major source of revenue, its largest asset and the opportunity to redevelop the site (See “Settlement Agreement with Pacific Hydro”).

Steel Park Project

During the year ended January 31, 2007, the Company completed the purchase of 1,128 acres of land near Kingman, Arizona. The land has been pledged as security for a mortgage of $408,911 payable to a shareholder of the Company on May 31, 2010 with interest payable monthly at 12% per annum.

Steel Park Expansion

The Company was granted a land right-of-way with the Bureau of Land Management for three years for the right to use 19,054 acres for the development of wind energy. Annual payments for the use of the property amount to $19,054 per year. The Company is required to provide environmental reports to the Bureau of Land Management prior to the installation of meteorological towers on the property. If satisfactory due diligence is completed on the property, the Company will enter in to a 30 year right-of-way.

Selected Annual Information

For the Eleven Months Ended December 31, 2007 and the Years Ended January 31, 2007 and 2006

	Eleven months ended December 31, 2007 ($ 000’s)	Year ended January 31, 2007 ($ 000’s)	Year ended January 31, 2006 ($ 000’s)
Total revenues	4,265	1,594	-
Income (loss) before discontinued operationsoperations	(2,819)	(5,560)	(4,719)
Net income (loss)	(2,585)	(11,723)	(5,114)
Loss per share, basic and diluted	(0.10)	(0.49)	(0.30)
Total assets	25,993	30,575	12,347
Long term liabilities	6,294	8,436	144
Dividends declared and paid	-	-	-

Results of Operations

Revenues

On February 18, 2006, the Company acquired the 4 MW Windridge Wind Farm and on July 25, 2006, the Company acquired the 30 MW Mesa Wind Farm.

For the eleven months ended December 31, 2007, the Mesa Wind Farm generated 54,614 MWh and revenues of US$3,894,355 (average price of US$71 per MWh), compared to 18,744 MWh of electricity and revenues of US$1,318,045 (average price of US$70 per MWh) for the period from the date of acquisition to January 31, 2007.

For the eleven months ended December 31, 2007, the Windridge Wind Farm generated 1,611 MWh of electricity, up 11% from 1,448 MWh for the year ended January 31, 2007 despite a slightly shorter period of operations of 11 months compared to 11.4 months during the previous period. Revenues of US$110,930 (average price of $69 per MWh) for the eleven months ended December 31, 2007 were up 33% from US$83,537 (average price of $58 per MWh) for the year ended January 31, 2007.

The combined Canadian dollar revenues for the eleven months ended December 31, 2007 were $4,264,759, an increase of 167% from $1,594,440 for the year ended January 31, 2007. The significant increase in electricity volume and revenue was partly due to higher monthly production levels and electricity prices for both Wind Farms but primarily due to the acquisition of the Mesa Wind Farm part way through the previous year.

The first revenue producing assets weren’t acquired until February 2006 so there were no revenues for the year ended January 31, 2006.

Amortization

Amortization was $2,163,295 for the eleven months ended December 31, 2007 compared to $1,418,075 for the year ended January 31, 2007. Most of this amortization expense related to the Mesa Wind Farm that was acquired part way through the previous fiscal year, resulting in a monthly amortization rate of approximately $200,000.

The first revenue producing assets weren’t acquired until February 2006 so amortization for the year ended January 31, 2006 was only $31,398.

Interest and accretion on long term debt

Interest and accretion on long term debt increased to $1,999,559 for the eleven months ended December 31, 2007 from $946,304 for the year ended January 31, 2007. The increase results from the interest accrued of $1,658,969 for the Mesa Wind acquisition loan payable to Pacific Hydro for the eleven months ended December 31, 2007 compared to $767,612 in the previous period. The interest accrued and paid on for the Kingman property was $90,763 for the eleven months ended December 31, 2007 compared to $10,259 in the previous period.  Accretion of the fair value of the conversion option, provided for the Windridge Acquisition Loan, was $95,560 compared to $99,008 in the previous period.

The Mesa and Windridge acquisition loans weren’t in place until after January 2006 so interest for the year ended January 31, 2006 was only $104,220.

Professional fees

For the eleven months ended December 31, 2007, professional fees increased to $1,638,318 from $1,013,673 for the year ended January 31, 2007. The increase results from higher audit fees, legal fees to defend against law suits, legal and accounting costs related to the completion of 2006 and 2007 regulatory filings, the restatement of the financial statements for the year ended January 31, 2006, fees for transfer pricing and tax planning and higher January 31, 2007 audit costs than the amounts that were earlier estimated.

Professional fees increased from $373,312 for the year ended January 31, 2006 to $1,013,673 for the year ended January 31, 2007. The increase resulted from higher audit fees, the cost of using an accounting firm to provide accounting services, legal fees to defend against law suits and costs related to the completion of the 2006 Form 20-F.

Plant operating costs

Plant operating costs include operations and maintenance costs, property taxes, right-of-way fees, insurance and electricity costs.

For the eleven months ended December 31, 2007, the operations and maintenance expenses totaled $1,528,886 (US$1,435,866) and were 36% of revenues compared to $1,064,495 (US$1,030,427) and 67% of revenues in the comparative period. The costs incurred in the previous operating period were lower due to the acquisition of the Mesa Wind Farm part way through the year in July 2006 but the costs as a percentage of revenues were considerably higher due to the remediation and repair expenditures conducted in 2006 at the Mesa Wind Farm to bring the number of operating turbines from a low of 365 at the time of the acquisition up to a high of 426 by March 2007.

The first revenue producing assets weren’t acquired until February 2006 so there was no plant operating expenses for the year ended January 31, 2006.

Consulting and directors’ fees

Consulting and directors’ fees increased from $798,775 for the year ended January 31, 2007 to $990,679 for the eleven months ended December 31, 2007. The major reasons for the increase include entering into new contracting arrangements with individuals that bring construction, electrical, legal and financial expertise to the Company as it embarks on the construction and development of its wind and solar projects; an increase in the monthly fee for the existing contractors and directors and the hiring of a computer consultant to complete a computer forensic analysis for one of the law suits.

Consulting and directors’ fees increased from $448,549 for the year ended January 31, 2006 to $798,775 for the year ended January 31, 2007. The major reasons for the increase include an increase in monthly compensation to a US based officer and director of the Company; an increase in compensation to the chief financial officer commencing in September 2006 and  the contracting of a legal consultant to assist with the negotiation and documentation of legal agreements, negotiation of settlements with Pacific Hydro and providing advice on other law suits that the Company was involved in.

Stock based compensation

Stock based compensation  increased to $989,482 for the eleven months ended December 31, 2007 from $490,168 for the year ended January 31, 2007. The 102% increase was due to a 100% increase to 1,750,000 in the number of stock options granted for the eleven months ended December 31, 2007 compared to 875,000 in the previous period. The majority of the additional stock options were granted to consultants new to the Company during the period.

Stock based compensation decreased from $536,787 for the year ended January 31, 2006 to $490,168 for the year ended January 31, 2007 due to lower average share prices for that year.

Project costs

Project costs increased $218,665 to $434,271 for the eleven months ended December 31, 2007 from $215,606 for the year ended January 31, 2007 due to an expenditure of $219,000 to study the potential for commercial scale electricity generated from wind projects for the Republic of India market.

Project costs were only $70,099 for the year ended January 31, 2007 as more time and energy was devoted to the acquisition of Mesa and Windridge and the development of high probability projects like Windstar rather than developing early stage wind projects.

Bonuses

At the 2005 Annual General Meeting, the Company’s shareholders approved the payment of bonuses to Jeff Ciachurski, the chief executive officer and a director of the Company, of $700,000 and to Michael Boyd, an officer and director of the Company, of $300,000. The bonus to Michael Boyd was paid by the issuance of 182,930 shares in 2006 at a deemed price of $1.64 per share. The bonus payable to Jeff Ciachurski was paid by the issue of 426,829 shares to Jeff Ciachurski in November 2007 at a deemed price of $1.64.  The shares were subject to an escrow agreement over the period from May 30, 2005 (the date of grant) to October 26, 2007. As such $582,000 of the amount was expensed in the year ended January 31, 2006, $334,080 of the bonuses were expensed in the year ended January 31, 2007 and the remaining $83,920 was expensed during the eleven months ended December 31, 2007.

Asset retirement obligation

The Mesa Wind Farm acquisition in July 2006 included a grant of right-of-way with the Bureau of Land Management, the Mesa Wind Farm land owner. The grant right-of-way requires the turbines and foundations be removed at the termination of the lease in 2013. At the date of acquisition the Company provided for an asset retirement liability of $924,858 and accreted the liability by $76,296 to further increase the asset retirement liability as at January 31, 2007. For the eleven months ended December 31, there was a further accretion of $63,232 but the cost base of the asset retirement obligation was reduced to $926,361 as at December 31, 2007 due to a stronger Canadian dollar.

The Mesa Wind Farm acquisition was in July 2006 so there were no accretion costs for the year ended January 31, 2006.

Foreign exchange gain (loss)

The Company generated a foreign exchange gain of $2,964,140 for the eleven months ended December 31, 2007 due to a change in the US exchange rate from 1.177 at January 31, 2007 to 0.9913 at December 31, 2007 which reduced the carrying value of approximately US$15 million in long term debt and US$2.5 million in accounts payables, accrued interest and other accrued liabilities related to the acquisition of the Mesa and Windridge Wind Farms and real estate in Tehachapi and Arizona.

The major US assets in Mesa are considered foreign self-sustaining operations and the loss in value is deferred until the assets are disposed of. The accumulated currency translation adjustments are recorded as accumulated other comprehensive (loss) income in shareholders’ equity. At December 31, 2007, the accumulated loss amounted to $1,905,932 and increased by $2,379,030 during the eleven months ended December 31, 2007.

The foreign exchange loss increased from $38,339 for the year ended January 31, 2006 to $536,996 for the year ended January 31, 2007 due to the decrease in the value of the Canadian dollar and the increase in US dollar debt financing for the Mesa acquisition and the purchase of US real estate.

Summary of Quarterly Results

		Total Revenues	Income (loss) Before Discontinued Operations	Net Income (Loss) For The Quarter	Net Income (Loss) Per Share Basic and Diluted

December 31, 2007 [1]		$282,053	$(2,589,496)	$(2,349,658)	$(0.09)
October 31, 2007		$817,266	$(151,762)	$(130,780)	$(0.01)
July 31, 2007 [2]		$1,492,822	$62,895	$137,756	$0.01
April 30, 2007		$1,672,618	$(140,870)	$(241,896)	$(0.01)
January 31, 20073, 5		$694,668	$(1,683,212)	$(6,910,189)	$(0.29)
October31 20063, 5		$861,471	$(2,806,422)	$(3,742,506)	$(0.16)
July 31, 20063, 5		$20,595	$(382,472)	$(382,472)	$(0.02)
April 30, 20063, 5		$17,706	$(687,441)	$(687,441)	$(0.03)
January 31, 20063, 5	$	Nil	$(2,347,802)	$(2,347,802)	$(0.14)
October, 31 20053, 4, 5	$	Nil	$(1,249,085)	$(1,249,085)	$(0.07)
July 31, 20053, 4, 5	$	Nil	$(1,024,667)	$(1,024,667)	$(0.06)
April 30, 2005[3] 5	$	Nil	$(492,667)	$(712,861)	$(0.03)

1 Represents a two month quarter due to the change of year end from January 31 to December 31. The Company changed its year end be aligned with its US operating subsidiaries.

2 These amounts have been restated because, subsequent to October 31, 2007, we identified errors in the elimination of intercompany fees that impacted revenues, plant operating costs and the foreign exchange gain.

3 These amounts have been restated because, subsequent to October 31, 2006, we identified errors in the recording of stock based compensation for the years ended January 31, 2006 and for the nine months ended October 31, 2006. The amounts omitted, within the calculation of stock based compensation, the effects of the issue of 250,000 stock option on September 4, 2004 with an exercise price of $1.40 per share and the effects of the issue of 100,000 stock options on March 16, 2005 with an exercise price of $1.43 per share.

4 July 31 and October 31, 2005 amounts have been restated because the management share bonuses granted on May 30, 2005, during the second quarter were originally expensed in full during the third quarter.  In the fourth quarter, the bonuses were adjusted to be amortized over their vesting period, from May 30, 2005 to October 2007, thus resulting in a restatement of the July 31, 2005 and October 31, 2005 figures.

5October 31, 2006 amounts have been restated for discontinued operations.

Liquidity and Capital Resources

As at December 31, 2007, the Company had a working capital deficiency of $15,419,200 compared to a deficiency of $18,841,732 as at January 31, 2007.  At both dates, the deficiency reflected the impact of the Pacific Hydro loan to acquire the Mesa Wind Farm, which is a current liability until the Company arranges long term debt and equity financing to repay the loan. The Pacific Hydro funds were used to purchase the Mesa Wind Farm for $15,535,659 (US$13,611,056). The $3,422,532 improvement in the working capital deficiency for the eleven months ended December 31, 2007 was due to the following:

$
Unrealized foreign exchange gain on net liabilities	2,964,140
Issuance of common shares	4,437,411
Other	11,698
Less:
Cash used in operations	(2,399,928)
Net cash from change in long term debt	(999,117)
Cash used for investment in property, equipment and construction	(591,673)
Change in working capital deficiency	$3,422,532

The Company’s cash position was up $406,987 for the eleven months ended December 31, 2007 to $449,493 as the cash received from the issuance of shares was partially offset by cash flows from operations. The Company has real estate interests in Tehachapi and in Arizona.  The Tehachapi property can be leased to other wind developers and could generate lease income for the Company. Some of it could be developed for residential purposes or continued to be used for farming activities.

The Company has settled the lawsuits with Pacific Hydro as detailed in Legal Proceedings and has committed to repay the US$13,400,000 Mesa Acquisition Loan. The Company expects to raise additional funds to repay the Mesa Acquisition Loan and to develop its wind properties by obtaining additional debt financing from financial institutions, raising equity capital and/or entering into joint ventures with larger wind developers that have greater capital resources.

Following the termination of the power purchase agreements with New Brunswick Power and Arizona Public Service, the Company is focusing on the development of the 120 MW Windstar Project and the redevelopment of the Mesa Wind Farm to 50 MW`s.

The Company’s recurring losses, its working capital deficiency and the uncertainty as to the ability of the Company to raise funds to repay Pacific Hydro raise some doubt about the Company’s ability to continue as a going concern. Management plans to refinance the loan from a combination of a new loan from a major financial institution and raising capital from the sale of an interest in one of the projects to repay the Pacific Hydro loan and to develop and construct wind energy projects.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements at this time.

Critical Accounting Estimates

The critical accounting estimates are as follows:

(a)

The Company has allocated the purchase price of property, equipment, goodwill and other intangible assets based on the estimated fair market values of assets and liabilities acquired.

(b)

The Company has recorded an asset retirement obligation, based on estimates of the cost to remediate the Mesa Wind Farm at a future date.

(c)

The Company has performed impairment testing on the amount recorded as goodwill.

(d)

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment. The critical accounting estimates are as follows:

a.

The Company has amortized the cost of its generating facilities, equipment and power purchase agreements over their estimated useful lives.

b.

The Company has recorded stock-based compensation using the Black-Scholes Option Pricing Model that requires an assumption of the expected lives of stock options granted to employees and consultants.

c.

The Company has allocated the value of a conversion option using the Black-Scholes Option Pricing Model that requires an assumption on the expected life of the conversion option. The difference between the loan amount and the value of the conversion option is being accreted over the term of the loan.

Initial Adoption and Changes in Accounting Policies

Effective February 1, 2007, the Company adopted CICA Handbook Section 1530, Comprehensive Income (loss), CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement, CICA Handbook Section 3865, Hedges, and CICA Handbook Section 3251, Equity.  These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, transaction costs incurred on financial instruments, as well as standards on when and how hedge accounting may be applied.  CICA Handbook Section 1530 also introduces a new component of equity referred to as comprehensive income (loss).  The Company has adopted these standards retrospectively.

In accordance with this new standard, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities.  Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss).  Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the statement of operations.  Transaction costs are expensed as incurred.

The Company has designated its cash as held-for-trading, which are measured at fair value.  Amounts receivable are classified as loans and receivables, which are measured at amortized cost.  Deposits are classified as held-to-maturity, and are measured at amortized cost.  Accounts payable are classified as other liabilities, which are measured at amortized cost.

Comprehensive income (loss) is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources.  The Company has adopted these new standards.

Transactions with Related Parties:

The following expenses were accrued/paid to directors, officers, a significant shareholder and the spouse of a director of the Company:

	Eleven months
	ended	Year ended	Year ended
	December 31,	January 31,	January 31,
	2007	2007	2006
	$	$	$

Consulting and directors' fees	612,946	689,219	367,485
Bonuses	83,920	334,080	920,687
Management fees	247,500	417,723	131,725
Office and secretarial	45,000	60,000	61,000
Financing costs	89,250	142,014	256,935
Interest	1,718,765	774,498	98,407
Discontinued operations	-	-	91,157
	2,797,381	2,417,534	1,927,396

On November 30, 2006, the spouse of an officer and director loaned the Company $630,000 (US$500,000) to provide funds to purchase the Kingman, Arizona land.  The loan bears interest at LIBOR plus 5.98% and matures in two years. In addition, the spouse of the officer and director received a bonus of 146,500 common shares at a value of $0.86.  During the eleven months ended December 31, 2007, the Company expensed $29,120 in interest.

Pacific Hydro, the owner of approximately 23% of the common shares of the Company, provided a loan of $15,771,800 (US$13,400,000) to fund the Company’s acquisition of Mesa Wind (Note 8). Interest accrued on the loan for the eleven months ended December 31, 2007 amounted to $1,658,899 (US$1,557,969) (January 31, 2007 - $747,412 (US$674,764).

During the fiscal year ended January 31, 2006, bonuses totaling $1,000,000 were awarded to two directors and officers of the Company and were settled through the issuance of 182,930 shares in October 2005 and 426,829 shares were issued in November 2007. The November 2007 shares were issued once the recipient met the established bonus terms of continuing service to the Company until at least October 26, 2007. Accordingly, an amount of $83,920 (January 31, 2007 - $334,080; January 31, 2006 - $582,000) has been expensed in the eleven months ended December 31, 2007.

During the eleven months ended December 31, 2007, a shareholder provided a loan of $408,911 (US$412,500) to the Company at an interest rate of 12% and the Company paid the lender a bonus of 119,000 shares at a fair value of $0.75 per common share. During the eleven months ended December 31, 2007, the Company paid $30,746 in interest.

During the fiscal year ended January 31, 2006, the spouse of an officer and director provided security for a US$500,000 letter of credit to Southern California Edison.  The agreement provided for interest of 12% on the note applied to the principal amount and the issuance of 83,290 bonus shares at a value of $1.50 per share.  The letter of credit was replaced on April 6, 2006.

Related party transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

Controls and Procedures

At the end of the period covered by this report, being December 31, 2007, the Company carried out an evaluation of the effectiveness of the design and operation of our Company's disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures could be improved by more oversight from the members of the audit committee.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company’s reports filed or furnished is recorded, processed, summarized and reported, within the time periods specified by regulators. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports is accumulated and communicated to management, including our President and Chief Executive Officer as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

In November 2007, the company hired a new senior financial executive to strengthen the Company’s internal control procedures over financial reporting for the eleven months ended December 31, 2007.

Announcements for the Period Under Review – Eleven Months Ended December 31, 2007

On February 20, 2007, the Company announced that it was in discussions with an International consulting firm regarding the development by the Company of over 1,000 MW’s of wind energy projects in a large Asian country.

On February 26, 2007, the Company announced that it had closed a non-brokered private placement by issuing 732,000 units at a price of $0.90 per unit. Each unit was comprised of one common share and one share purchase warrant and each warrant entitled the holder to purchase one common share at a price of $1.05 per share until February 23, 2009. In connection with the private placement, the Company paid to an arm's length registered dealer, a finder’s fees totaling $37,710 and brokers' warrants to acquire 42,000 common shares of the Company.

On March 29, 2007, the Company announced it had entered into an investor relations agreement with a term of one year with Ascenta Capital Partners Inc. (“Ascenta”). In consideration of Ascenta providing investor relations services, the Company agreed to pay Ascenta a fee of $5,500 per month and reimburse out of pocket expenditures. The investor relations services include assisting in the development and implementation of an investor relations program; analyzing the Company, its industry and peers; identifying audiences, channels and communication strategy and communicating with retail broker contacts to enhance recognition, increase awareness and interest in the Company. In addition, the Company agreed to grant 250,000 options to Ascenta, exercisable at a price of $1.10 per share in accordance with the Company’s stock option plan. The options expire five years from the date of grant and the options vested 25% on the date of grant and 25% every three months thereafter.

On May 23, 2007, the Company announced that:

(a)

April 2007 energy production from all its projects exceeded 8 million kilowatt hours and generated record revenues of approximately CDN $700,000 for the month.

(b)

On April 18, 2007, the Company, through its US legal counsel, submitted a comprehensive settlement proposal to Pacific Hydro.

(c)

The Company hired Rodney Dees as Senior Vice President, Project Development and Construction. Rod Dees is a wind energy construction executive who has directly managed the construction of over 1,000 megawatts of wind energy projects throughout the world including projects for Zond Wind Systems, Cannon Wind Power, Enron Wind Systems and GE Energy.

On May 28, 2007 the Company announced that:

(a)

It was in advanced discussions with an investor group to purchase 6 million units of the common shares of the Company at $0.90 per unit. Each unit would be comprised of one (1) share at $0.90 and a warrant entitling the holder to purchase one (1) additional common share at a price of $1.05 for two (2) years. The proceeds were to be used for the acquisition of technical information, individual project site data and administrative and professional infrastructure on over 1,000 megawatts of wind energy development in the Republic of India.

(b)

It issued a US $412,500 debenture to partially repay a loan. The debenture is for a term of two years and an interest rate of 12%. In addition, the lender received a bonus of 119,000 common shares at a deemed price of $0.75 per share.

On June 8, 2007, the Company announced that the British Columbia Securities Commission issued a Management Cease Trade Order prohibiting certain directors, officers and insiders of the Company from trading in the securities of the Company because of the failure by the Company to file, within the prescribed period of time, its audited financial statements for the year ended January 31, 2007. This restriction was to remain in place until the Company’s regulatory filings were brought up to date.

On July 5, 2007, the Company announced that definitive settlement documentation with Pacific Hydro was being finalized between the respective legal counsels of both parties. The details were to be released upon execution of the final settlement documents. The Company also cancelled the 6 million share private placement previously announced on May 28, 2007, except for a certain number of units already subscribed for by arm’s length subscribers.

On July 6, 2007 and on a weekly basis thereafter, the Company announced, as required, that there had been no material changes in the information contained in the Notice of Default, that it was unable to meet its June 30, 2007 filing deadline and as a result of its inability to file its audited financial statements for the year ended January 31, 2007, it was unable to file its unaudited financial statements for the three months ended April 30, 2007 within the time period required by regulatory authorities. The Management Cease Trade Order was to remain until the Company was up to date with its filings with the British Columbia Securities Commission.

On August 17, 2007, the Company announced that it completed a private placement of 107,779 units at a price of $0.90 per unit. Each unit consists of one share and one share purchase warrant that entitles the holder to purchase one common share at a price of $1.05 per share until August 1, 2009.

On August 20, 2007, the Company announced that it filed on SEDAR a Form 20-F that contained the restated audited consolidated financial statements for the year ended January 31, 2006 and a restated Management, Discussion & Analysis.

On September 7, 2007, the Company announced that it filed its audited consolidated financial statements on Sedar for the year ended January 31, 2007 and the Management, Discussion & Analysis.

On September 19, 2007, the Company announced that its Annual General Meeting would be held on October 25, 2007 and that the record date for voting was September 14, 2007.

On September 24, 2007, the Company announced that it filed its unaudited financial statements and MD&A for the three months ended April 30, 2007.

On October 1, 2007, the Company announced that it had executed a comprehensive final settlement arrangement with Pacific Hydro Pty. Limited to retain 100% in all of the producing projects subject to the company repaying the Mesa acquisition loan by April 28, 2008. (See Pacific Hydro Settlement Agreement in Legal Proceedings whereby the repayment date was extended to June 24, 2008).

On October 2, 2007, the Company announced that it concluded a private placement of 2,086,400 units at a price of $1.40 per unit. Each unit was comprised of one share and one half share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a period of two years at a price of $1.75.

On October 2, 2007, the Company announced revenues of $3,693,881 for the six months ended July 31, 2007 and subsequently restated on December 28, 2007 to $3,165,440 for the six months ended July 31, 2007.

On October 12, 2007, the Company announced that it closed a non-brokered private placement of 165,000 units at a price of $1.00 per unit. Each unit was comprised of one share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a period of two years at a price of $1.20.

On December 10, 2007, the Company announced that it named George Salama as President and CEO for its solar subsidiary, Solargenics which will develop utility size projects with prospective customers such as Southern California Edison and Ontario Power Authority.

On December 24, 2007, the Company announced that it filed a final plan of development to expand the Mesa Wind Farm from 30 MW’s to 50 MW’s and that the FAA had approved the erection of new wind turbines at the Windridge Facility up to a height of 356 feet.

On December 31, 2007, the Company announced that it filed its unaudited financial statements and Management, Discussion & Analysis for the three months ended October 31, 2007 and restated unaudited financial statements and restated Management, Discussion & Analysis for the three months ended July 31, 2007.

Subsequent Events

Subsequent to December 31, 2007 the Company received $598,650 from the exercise of 439,000 warrants and 105,000 stock options.

On January 3, 2008 the Company issued 213,179 shares for the conversion of debts totaling $275,000 at a deemed price of $1.29 per share. There were no gains or losses on the settlement of these debts.

On February 29, 2008 the Company received a conditional commitment letter from Norddeutsche Landesbank Girozentrale (“NORD/LB”) to provide an $8.7 million loan in two tranches to refinance a portion of the Mesa acquisition loan.

On March 18, 2008 Pacific Hydro agreed to provide an extension of the repayment of the Mesa acquisition loan from the repayment date of April 28, 2008 to June 24, 2008 in exchange for a $100,000 extension fee which was paid in March 21, 2008.

Commitments and Contingent Liabilities

The commitments as at December 31, 2007 are as follows:

(a)

As at December 31, 2007, the Company has two letters of credit outstanding totaling $1,071,376 (US$1,090,000) to secure performance bonds to Southern California Edison for power purchase agreements for projects under development. The letters of credit are secured by term deposits. An additional $100,000 has been placed on deposit to secure other terms of trade.

(b)

On January 25, 2006, the Company entered into an alliance agreement with Pacific Hydro Limited in conjunction with private placement subscriptions totaling $9,000,000 for 6,000,000 shares. The alliance agreement required the Company to offer projects to Pacific Hydro for financing and development within certain geographic areas and requires Pacific Hydro to fund development and construction costs on projects if a definitive joint venture agreement is entered into by the parties. Pacific Hydro commenced a legal action against the Company to require the Company not to develop wind farms within these geographic areas without their participation or sell, lease or use its Tehachapi property as security for a loan. Pursuant to the Phase II closing of the settlement agreement, the alliance agreement and the legal action have been terminated.

(c)

The Company entered into a memorandum of understanding with a California civic government to jointly acquire and develop wind generated electricity projects in California. At this time, no definitive agreements have been entered into.

(d)

The Company has a Bureau of Land Management right-of-way that expires on January 26, 2013 and the Company has the right to enter into a new 30-year right-of-way.  The right-of-way requires annual payments of US$78,478.  The Company is committed to the removal of any structure, equipment and machinery at the end of the term of right-of-way agreement.  The Company also has an obligation to remove foundations and equipment on the termination of the right-of-way agreement.

(e)

The Company has entered into a right-of-way grant with the Bureau of Land Management for three years for 19,054 acres of land near Kingman, Arizona for a rental fee of US$19,054 per year.  Future rental rates are to be based on the fair market value of the property. The right-of-way grant may be renewed by making an amended application and providing a plan of development.  Any improvements to the property must be removed at the end of the term of the right-of-way agreement.

(f)

The Company entered into a sublease agreement for office space in Vancouver, B.C. that expires in February 2012.  The base rent from January 1, 2008 to December 31, 2009 is $3,311 per month increasing to $3,570 per month thereafter with operating costs of approximately $2,700 per month.

(g)

The Company has entered into an operations & maintenance agreement with AMC, an independent contractor. The agreement requires the Company to reimburse AMC for all costs incurred for operating and maintaining the Mesa Wind farm plus a management fee of US$200,000 per annum. The agreement is renewable annually with 30 days notice from its December 15 renewal date.

The contingent liabilities as at December 31, 2007 are as follows:

(a)

The Company has no employees, and remunerates all officers, directors, and all other individuals by way of consulting fees. If certain of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for employer related withholdings and costs.

(b)

Pacific Hydro Litigation

(i)

The Company entered into a settlement agreement with Pacific Hydro on September 28, 2007 and completed the Phase I closing on that date and the Phase II closing on November 28, 2007 as described in Legal Proceedings above. Pursuant to the Phase II closing, all of the legal actions were terminated but the parties may recommence the litigation proceedings to enforce their rights if the Mesa Wind acquisition loan is not repaid by the repayment date.  Furthermore Pacific Hydro will have the right to foreclose on the shares of Mesa Wind that have been placed in escrow.

(ii)

On November 7, 2006, Pacific Hydro commenced legal action to require the transfer of the shares of Mesa Wind Power Corporation to Pacific Hydro. The Company has filed a statement of defense and counterclaim. The statement of defence states that Pacific Hydro did not elect to subscribe to the US$7 million in shares to partially repay the Loan of US$13,400,000 to Pacific Hydro so that the maturity date of the loan was extended to December 31, 2006. The counterclaim states that Pacific Hydro has obstructed the Company’s efforts to refinance the loan and demands that the maturity date be extended to 180 days after the settlement of all lawsuits with Pacific Hydro, that Pacific Hydro be restrained from taking action to realize upon its security until a final determination is made by the Court and that Pacific Hydro pay damages to the Company.

(iii)

On November 8, 2006, Pacific Hydro commenced legal action to require the redemption of 4,333,333 common shares at a price of $1.50 per share. Pacific Hydro has claimed that it has the right to put these shares to the Company pursuant to the exclusivity agreement. The Company has filed a statement of defence and counterclaim. The statement of defence states that the terms and conditions of the private placement are described in the subscription agreement entered into by Pacific Hydro and that the subscription agreement does not provide for any redemption right and acknowledges that there are no written or verbal agreements related to the private placement establishing a put option. The counterclaim is for damages resulting from the dissemination of its notice of intention to sell the common shares and related legal action by Pacific Hydro.

(iv)

On December 19, 2006, Pacific Hydro commenced legal action to prevent the Company from selling, developing, leasing or using the land in Tehachapi, California without their participation.  The Company is claiming that the alliance agreement or subsequent joint venture agreements require shareholder approval and that joint venture agreements are subject to the negotiation of a definitive agreement.  The Company has filed its statement of defence and counterclaim with respect to this action.  Since the agreement has not been specifically approved by the shareholders, management believes that a special general meeting of the shareholders is required to approve any agreement with Pacific Hydro.

Other MD&A Requirements

Disclosure of Outstanding Share Data

Summary of Securities Issued During the Period

	Common	Common	Warrants	Total
	Shares	Shares
	#	$	$	$
Balance, January 31, 2007	24,119,705	$21,879,587	49,870	21,929,457
Cash transactions
Private placement of 732,000 units at $0.90
per unit net of issuance costs of $51,000	732,000	382,971	237,729	620,700
Private placement of 107,779 units at $0.90	107,779	61,222	35,779	97,001
Private placement of 165,000 units at $1.00	165,000	102,226	62,774	165,000
Private placement of 2,086,400 units at $1.40
per unit net of issuance costs of $480,388	2,086,400	1,891,996	650,956	2,542,952
Exercise of options at $0.86 per share	100,000	86,000	-	86,000
Exercise of warrants at $1.03 per share	712,000	733,360	-	733,360
Exercise of warrants at $1.05 per share	78,950	107,147	(24,249)	82,898
Adjustment to 2006 fair value of warrants		(17,623)	17,623	-
Non-cash transaction				-

Debt settlement at a value of $0.80 per share	179,375	143,500	-	143,500
Transfer from contributed surplus on exercise
of options	-	96,306	-	96,306
Bonus shares at a value of $0.75 per share	119,000	89,250	-	89,250
Bonus shares at a value of $1.64 per share	426,830	700,000	-	700,000
Balance, December 31, 2007	28,827,039	$26,255,942	$1,030,482	$27,286,424

Summary of Options Granted During the Period

During the eleven months ended December 31, 2007, the Company granted 950,000 options to directors, officers and consultants to acquire shares at $1.54 per share, 250,000 to a consultant at $1.10 per share and 550,000 to consultants at $1.32 per share.

Summary of Marketable Securities Held at the End of the Period

Nil

Summary of Securities at the End of the Reporting Period

Authorized Capital:

unlimited common shares without par value, unlimited class A preferred securities without par value

Issued and Outstanding:

28,827,039 common shares

Number and Recorded Value for Shares Issued and Outstanding

At December 31, 2007, the Company had 28,827,039 common shares outstanding having an average paid up value of $0.91 per share ($26,255,942).

Description of Options, Warrants and Convertible Securities Outstanding as at December 31, 2007

Type of	Number or	Exercise or	Expiry
Security	Amount	Conversion Price	Date
Stock Options	100,000	$1.05	June 25, 2008
Stock Options	400,000	$1.74	December31, 2008
Stock Options	200,000	$2.40	December31, 2008
Stock Options	50,000	$2.55	November 10, 2008
Stock Options	200,000	$1.44	May 20, 2009
Stock Options	100,000	$1.44	May 25, 2009
Stock Options	25,000	$1.52	June11, 2009
Stock Options	100,000	$1.43	March 16, 2010
Stock Options	250,000	$1.40	September 2, 2009
Stock Options	250,000	$1.33	September 6, 2010
Stock Options	850,000	$1.23	September 25, 2011
Stock Options	250,000	$1.10	February 23, 2012
Stock Options	950,000	$1.54	November 8, 2012
Stock Options	275,000	$1.32	November 28, 2012
Stock Options	275,000	$1.32	December 10, 2012
Warrants (i)	1,000,000	$1.60	January 27, 2008
Warrants (i)	4,333,333	$1.60	January 31, 2008
Warrants	117,416	$1.30	November 28, 2008
Warrants	441,133	$2.20	December 5, 2008
Warrants	20,000	$1.30	December 31, 2008
Warrants	695,050	$1.05	February 23, 2009
Warrants	107,779	$1.05	August 1, 2009
Warrants	165,000	$1.20	October 11, 2009
Warrants	1,213,900	$1.75	October19, 2009
Warrants	10,000	$1.75	November 9, 2009

(i) Expired subsequent to December 31, 2007

Total Number of Shares in Escrow or Subject to Pooling Agreement

750,000 shares are held in escrow pursuant to an escrow agreement dated April 29, 1999 as amended on October 26, 2007.

Additional information relating to the Company is available on SEDAR at www.sedar.com.